M POWER ENTERTAINMENT, INC.
                       2602 YORKTOWN PLACE
                       HOUSTON, TEXAS 77056
                          (832)284-4276

August 3, 2006

U.S. Securities & Exchange Commission
Office of Small Business
100 F Street, NE
Washington, D.C. 20549

     Re:   M POWER ENTERTAINMENT, INC. ("Registrant")
           File No. 333-134310

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-134310, to 4:00 P.M. on August 4, 2006 or as soon as practicable thereafter.

We are also aware that:

     .    Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     .    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

     .    The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Very truly yours,

M POWER ENTERTAINMENT, INC.

/s/ GARY F. KIMMONS
-------------------------------
GARY F. KIMMONS
PRESIDENT, CHIEF EXECUTIVE OFFICER
AND CHIEF FINANCIAL OFFICER